06002357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLLAND CAPITAL MANAGEMENT, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH WACKER DRIVE, SUITE 700
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60606-2813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A. HOLLAND 312-553-4830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 EAST WACKER DRIVE (Address) CHICAGO (City) ILLINOIS (State) 60601-5212 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS A. HOLLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLLAND CAPITAL MANAGEMENT, L.P., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

By: Holland Capital Management, Inc., its General Partner

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
CYNTHIA GENTILE
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 02/01/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLLAND CAPITAL MANAGEMENT, L.P.

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Partners of
Holland Capital Management, L.P.:

We have audited the accompanying statement of financial condition of Holland Capital Management, L.P. (the Partnership), as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Partnership at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2006

HOLLAND CAPITAL MANAGEMENT, L.P.

(A Delaware Limited Partnership)

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	3,320,204
Asset management fees receivable		2,886,890
Securities owned		109,419
Furniture, office equipment, software, and leasehold improvements:		
At cost, less accumulated depreciation and amortization of $319,753		171,096
Deposits with clearing brokers		25,000
Prepaid expenses and other assets		177,132
Total assets	$	6,689,741
Liabilities and Partners' Capital		
Liabilities:		
Accounts payable and accrued expenses	$	524,555
Capital lease liability		68,616
Total liabilities		593,171
Partners' capital		6,096,570
Total liabilities and partners' capital	$	6,689,741

The accompanying notes are an integral part of this statement.

(1) Organization

Holland Capital Management, L.P. (the Partnership) was organized as a limited partnership on March 13, 1991 under the laws of the State of Delaware for the purpose of providing investment services. The Partnership is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer. In addition, the Partnership is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

On January 1, 2002, the Partnership admitted HCM Investments, Inc. (HCM), an affiliate of the Partnership, as a limited partner. As a result of HCM becoming a limited partner, HCM contributed all of its assets to the Partnership and the Partnership assumed all of HCM's liabilities.

The limited partners shall not be personally liable to the Partnership, to any partners or to the creditors of the Partnership, for the debts of the Partnership or any of its losses beyond the amount of capital actually contributed to the Partnership by such limited partners plus their respective share of accumulated and undistributed net profits of the Partnership and any interest thereon.

The Partnership provides investment advisory services for institutional customers and high net-worth individuals and provides services as an introducing broker/dealer for these and other customers. In addition, the Partnership acts as investment manager to the Lou Holland Growth Fund (the Growth Fund).

(2) Summary of Significant Accounting Policies

(a) Securities Owned

The investment in the U.S. Agency bond is carried at market value based on the last quoted sales price at the close of regular trading on the day the valuation is made. The investment in NASDAQ warrants is carried at estimated fair market value.

(b) Depreciation and Amortization

Depreciation and amortization of furniture, office equipment, software, and leasehold improvements are computed on the basis of estimated useful lives using the straight-line method or the terms of the respective lease, whichever is less.

(c) Income Taxes

Federal income taxes related to income and expenses of the Partnership are the responsibility of the partners and are not included in the accompanying financial statements. The Partnership may be responsible for Illinois replacement tax.

(d) Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis. Asset management fees are invoiced quarterly in arrears but are recognized as earned on a pro rata basis over the term of the contract.

(e) Use of Estimates in the Preparation of Financial Statements

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The presentation of the financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosures. Actual results could differ from those estimates.

(3) Securities Owned

Securities owned consisted of the following at December 31, 2005:

		Market value 2005
NASDAQ Stock Market, Inc.		
Common Stock (voting trust)	$	70,360
NASDAQ Small Cap warrants		39,059
	$	109,419

(4) Related Parties

Revenues earned for asset management of the Lou Holland Growth Fund amounted to $346,894 in 2005. The partnership paid expenses of $171,068 for the year ended December 31, 2005, for the Growth Fund's expenses that were in excess of the Growth Fund's expense cap ratio of 1.35%. These expenses are included in asset management expenses of the Partnership.

(5) Employee Benefit Plans

The Partnership has an employee 401(k) and profit sharing plan covering all of its eligible employees. The Partnership may elect to match employee contributions up to a certain predefined amount, and may also make discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement. The Partnership contributed $130,742 to the profit sharing plan during the year ended December 31, 2005. The Partnership made matching 401(k) employer contributions for employees totaling $89,164 for the year ended December 31, 2005.

(6) Credit Facility Arrangements

At December 31, 2005, the Partnership had an irrevocable letter of credit with a bank in the amount of $48,898 for securing the lease of the office. Under the terms of the letter of credit, 1% of the face value of the letter of credit is billed quarterly in arrears. There were no outstanding borrowings at December 31, 2005.

(7) Capital Lease Liability

The Partnership has a capital lease related to the lease of office furniture. The carrying amount of the furniture is $246,832 with accumulated amortization of $172,783 at December 31, 2005. The capital lease liability as of December 31, 2005 was $68,616 with current period amortization of $49,367. The following is a lease schedule by year of future minimum office furniture lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2005:

2006	$	65,523
2007		14,015
Total minimum lease payments		79,538
Less amount of sales tax included in total minimum lease payments		(6,400)
Net minimum lease payments		73,138
Less amount representing interest		(4,522)
Present value of minimum lease payments	$	68,616

(8) Distributions to Limited Partners

The General Partner may, at its sole discretion, make distributions of cash at any time. Distributions shall be made solely to the limited partners pro rata in proportion to each limited partner's capital account. The Partnership distributed $1,511,108 cash to the limited partners for the year ended December 31, 2005. No distributions were made to the General Partner.

(9) Agreement with Pershing

The Partnership has an agreement whereby the Partnership transacts, on a fully disclosed basis, its securities transactions through Pershing LLC (Pershing), a wholly owned subsidiary of The Bank of New York Company, Inc. Pursuant to this agreement, the Partnership is ultimately responsible for payment of securities purchased and delivery of securities sold by its customers. Pershing provides the Partnership with certain back office support and clearing services on all principal exchanges. As a condition of this agreement, the Partnership maintains a cash deposit of $25,000 in its clearing deposit account at Pershing.

(10) Regulatory Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2005, the Partnership had net capital of $2,780,038, which was $2,740,494 in excess of its required net capital of $39,544, respectively. The Partnership's ratio of aggregate indebtedness to net capital was .21 to 1.0.

(Continued)

(11) Income Taxes

In connection with the Partnership's responsibility for the Illinois replacement tax, the Partnership recorded $41,000 in the accounts payable and accrued expenses line item on the statement of financial condition.